Exhibit 21.1

Subsidiary	Location
Wayfair LLC	U.S.
Wayfair Securities Corporation	U.S.
SK Retail, Inc.	U.S.
CastleGate Logistics Inc.	U.S.
CastleGate Logistics Hong Kong Limited	Hong Kong
CastleGate Logistics Canada Inc.	Canada
Wayfair Maine LLC	U.S.
Wayfair Transportation LLC	U.S.
Wayfair Stores Limited	Republic of Ireland
Wayfair (UK) Limited	United Kingdom
Wayfair GmbH	Germany
Wayfair (BVI) Ltd.	British Virgin Islands